BofA Finance LLC

Enhanced Return Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Bank of America

Filed pursuant to Rule 433
Registration Statement No 333-213265

Terms of the Notes

The Enhanced Return Notes provide you a leveraged return if the Ending Value of the Underlying, which is the S&P 500® Index, is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will be subject to 1-to-1 downside exposure and may lose your entire investment. The Notes will not pay interest. At maturity, you will receive the Redemption Amount, calculated as described under "Redemption Amount Determination".

Issuer:	BofA Finance LLC ("BofA Finance")
Guarantor:	Bank of America Corporation ("BAC")
Term:	Approximately five years
Underlying:	The S&P 500® Index
Pricing and Issue Dates*:	May 13, 2019 and May 16, 2019, respectively
Upside Participation Rate:	At least 165%. The actual Upside Participation Rate will be determined on the pricing date.
Initial Estimated Value Range:	$975.00 - $997.50 per Note.
Underwriting Discount:*	$2.50 (0.25% of the public offering price) per Note.
CUSIP:	09709TRJ2
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000089109219005726/e5156_424b2.htm

* Subject to change prior to the Pricing Date.

Redemption Amount Determination

Is the Ending Value greater than or equal to the Starting Value?

Yes — You will receive per $1000 Note:

$$\$1{,}000 + \left[\$1{,}000 \times \text{Upside Participation Rate} \times \frac{(\text{Ending Value} - \text{Starting Value})}{\text{Starting Value}}\right]$$

No — You will receive per $1000 Note:

$$\$1{,}000 \times \left(\frac{\text{Ending Value}}{\text{Starting Value}}\right)$$

Hypothetical Payout Profile(1)

Underlying Return of the Least Performing Underlying	Redemption Amount per Note	Return on the Notes(1)
60.00%	$1,990.00	99.00%
50.00%	$1,825.00	82.50%
40.00%	$1,660.00	66.00%
30.00%	$1,495.00	49.50%
20.00%	$1,330.00	33.00%
10.00%	$1,165.00	16.50%
3.00%	$1,049.50	4.95%
2.00%	$1,033.00	3.30%
0.00%	$1,000.00	0.00%
-3.00%	$970.00	-3.00%
-6.00%	$940.00	-6.00%
-10.00%	$900.00	-10.00%
-20.00%	$800.00	-20.00%
-50.00%	$500.00	-50.00%
-100.00%	$0.00	-100.00%

(1) The table above assumes a hypothetical Starting Value of 100 and a hypothetical Upside Participation Rate of 165%. This table is provided for purposes of illustration only.

BofA Finance LLC Auto-Callable Notes Fully and Unconditionally Guaranteed by Bank of America Corporation • You may not earn a return on your investment. • The Notes do not bear interest. • Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity. • Any payments on the Notes are subject to the credit risk of BofA Finance and the Guarantor, and actual or perceived changes in BofA Finance or the Guarantor’s creditworthiness are expected to affect the value of the Notes. • The public offering price you pay for the Notes will exceed their initial estimated value. • We cannot assure you that a trading market for your Notes will ever develop or be maintained. • The payments on the Notes will not reflect changes in the level of the Underlying other than on the Valuation Date. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase. Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure. This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated May 10, 2019, Product Supplement EQUITY-1 dated January 24, 2017 and Prospectus Supplement and Prospectus dated November 4, 2016 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.